UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 23rd April, 2018	By	/s/ Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 21st April, 2018 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Outcome of Board Meeting held on 21st April, 2018.

Exhibit I

21st April, 2018

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Outcome of Board Meeting held on 21st April, 2018

We attach herewith the Audited Financial Results for the quarter and year ended 31st March 2018 (both standalone and consolidated), segment reporting and summarized Balance Sheet as on 31st March, 2018, duly approved by the Board of Directors at its meeting held today. The press release in this regard is also enclosed.

The Board of Directors have recommended a dividend of Rs.13/- per equity share of Rs. 2/- each (i.e. 650%) out of the net profits for the year ended 31st March, 2018, subject to approval of the shareholders at the ensuing Annual General Meeting of the Bank.

The Board of Directors have approved the issue of Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long Term Bonds (financing of infrastructure and affordable housing) up to a total amount of up to a total amount of Rs. 50,000 crore in the period of next twelve months through private placement mode, subject to the approval of the shareholders at the ensuing Annual General Meeting of the Bank and any other regulatory approvals as applicable.

Pursuant to the Regulations, we hereby confirm and declare that the Statutory Auditors of the Bank, M/s. Deloitte, Haskins & Sells, Chartered Accountants, have issued the Audit Report on the Standalone and Consolidated financial results for the quarter and year ended 31st March, 2018 with unmodified opinion.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited
Sd/-
Sanjay Dongre
Executive Vice President (Legal) & Company Secretary

Encl : a/a.

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2018

						(₹ in lacs)
		Quarter ended 31.03.2018	Quarter ended 31.12.2017	Quarter ended 31.03.2017	Year ended 31.03.2018	Year ended 31.03.2017
	Particulars	Audited (Refer note 4)	Unaudited	Audited (Refer note 4)	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	2132108	2058127	1811440	8024135	6930596
	a) Interest / discount on advances / bills	1666337	1615661	1350745	6266179	5205526
	b) Income on Investments	422264	410030	426769	1622237	1594434
	c) Interest on balances with Reserve Bank of India and other inter bank funds	19681	11238	16526	52388	53202
	d) Others	23826	21198	17400	83331	77434
2	Other Income	422858	386917	344626	1522031	1229649
3	Total Income (1)+(2)	2554966	2445044	2156066	9546166	8160245
4	Interest Expended	1066337	1026693	905930	4014649	3616674
5	Operating Expenses (i)+(ii)	605063	573222	522196	2269036	1970332
	i) Employees cost	174120	169126	155265	680574	648366
	ii) Other operating expenses (Refer Note 11)	430943	404096	366931	1588462	1321966
6	Total Expenditure (4)+(5) (excluding Provisions & Contingencies)	1671400	1599915	1428126	6283685	5587006
7	Operating Profit before Provisions and Contingencies (3)-(6)	883566	845129	727940	3262481	2573239
8	Provisions (other than tax) and Contingencies	154110	135144	126180	592749	359330
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	729456	709985	601760	2669732	2213909
11	Tax Expense	249528	245725	202751	921057	758943
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	479928	464260	399009	1748675	1454966
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	479928	464260	399009	1748675	1454966
15	Paid up equity share capital (Face Value of ₹2/- each)	51902	51802	51251	51902	51251
16	Reserves excluding revaluation reserves				10577601	8894987
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	14.8%	15.5%	14.6%	14.8%	14.6%
	(iii) Earnings per share (₹)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	18.5	17.9	15.6	67.8	57.2
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	18.3	17.7	15.4	66.8	56.4
	(iv) NPA Ratios
	(a) Gross NPAs	860697	823488	588566	860697	588566
	(b) Net NPAs	260102	277366	184399	260102	184399
	(c) % of Gross NPAs to Gross Advances	1.30%	1.29%	1.05%	1.30%	1.05%
	(d) % of Net NPAs to Net Advances	0.40%	0.44%	0.33%	0.40%	0.33%
	(v) Return on assets (average) - not annualized	0.50%	0.50%	0.48%	1.93%	1.88%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

						(₹ in lacs)
Particulars		Quarter ended 31.03.2018	Quarter ended 31.12.2017	Quarter ended 31.03.2017	Year ended 31.03.2018	Year ended 31.03.2017
		Audited (Refer note 4)	Unaudited	Audited (Refer note 4)	Audited	Audited
1	Segment Revenue
a)	Treasury	513629	503703	547047	1984137	2032618
b)	Retail Banking	1957522	1869320	1683063	7384305	6614750
c)	Wholesale Banking	1096443	1078527	842243	4150413	3258785
d)	Other Banking Operations	366371	326442	263975	1225914	904669
e)	Unallocated	—	—	—	—	—
	Total	3933965	3777992	3336328	14744769	12810822
	Less: Inter Segment Revenue	1378999	1332948	1180262	5198603	4650577

	Income from Operations	2554966	2445044	2156066	9546166	8160245

2	Segment Results
a)	Treasury	24204	41235	42655	154000	165911
b)	Retail Banking	291824	230001	222172	997172	843216
c)	Wholesale Banking	278681	339253	259434	1172051	1012304
d)	Other Banking Operations	185253	154521	109334	548790	336533
e)	Unallocated	(50506)	(55025)	(31835)	(202281)	(144055)

	Total Profit Before Tax	729456	709985	601760	2669732	2213909

3	Segment Assets
a)	Treasury	35089438	26447291	26335640	35089438	26335640
b)	Retail Banking	37190659	34979225	29582892	37190659	29582892
c)	Wholesale Banking	29704057	29172014	27214883	29704057	27214883
d)	Other Banking Operations	3759549	3633910	2720588	3759549	2720588
e)	Unallocated	649728	675500	530018	649728	530018

	Total	106393431	94907940	86384021	106393431	86384021

4	Segment Liabilities
a)	Treasury	5534970	4653686	3873249	5534970	3873249
b)	Retail Banking	59878546	55962663	52579290	59878546	52579290
c)	Wholesale Banking	27028720	21214705	19125490	27028720	19125490
d)	Other Banking Operations	408150	428484	314274	408150	314274
e)	Unallocated	2913542	2542143	1545480	2913542	1545480

	Total	95763928	84801681	77437783	95763928	77437783

5	Capital Employed
	(Segment Assets-Segment Liabilities)
a)	Treasury	29554468	21793605	22462391	29554468	22462391
b)	Retail Banking	(22687887)	(20983438)	(22996398)	(22687887)	(22996398)
c)	Wholesale Banking	2675337	7957309	8089393	2675337	8089393
d)	Other Banking Operations	3351399	3205426	2406314	3351399	2406314
e)	Unallocated	(2263814)	(1866643)	(1015462)	(2263814)	(1015462)

	Total	10629503	10106259	8946238	10629503	8946238

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as at March 31, 2018 is given below.

		(₹ in lacs)
Particulars	As at 31.03.2018	As at 31.03.2017
CAPITAL AND LIABILITIES	Audited	Audited
Capital	51902	51251
Reserves and Surplus	10577601	8894987
Deposits	78877064	64363966
Borrowings	12310497	7402887
Other Liabilities and Provisions	4576367	5670930

Total	106393431	86384021

ASSETS
Cash and Balances with Reserve Bank of India	10467047	3789687
Balances with Banks and Money at Call and Short notice	1824460	1105523
Investments	24220024	21446334
Advances	65833309	55456820
Fixed Assets	360721	362675
Other Assets	3687870	4222982

Total	106393431	86384021

2	The above results have been approved by the Board of Directors of the Bank at its meeting held on April 21, 2018. There are no qualifications in the auditor’s report for the year ended March 31, 2018. The information presented above is extracted from the audited financial statements.
3	The Bank has consistently applied its significant accounting policies in the preparation of its quarterly financial results and its annual financial statements during the years ended March 31, 2018 and March 31, 2017.
4	The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.
5	The Board of Directors at their meeting proposed a dividend of ₹13 per share, subject to the approval of the members at the ensuing Annual General Meeting. In terms of revised Accounting Standard (AS) 4 ‘Contingencies and Events occurring after the Balance sheet date’ as notified by the Ministry of Corporate Affairs through amendments to Companies (Accounting Standards) Amendment Rules, 2016, the Bank has not appropriated proposed dividend (including tax) aggregating ₹4,067.07 crore (previous year: ₹3,392.71 crore) from Statement of Profit and Loss for the year ended March 31, 2018. However, the effect of the proposed dividend has been reckoned in determining capital funds in the computation of capital adequacy ratio as at March 31, 2018 and March 31, 2017.
6	During the quarter and year ended March 31, 2018, the Bank allotted 4966650 and 32544550 shares respectively pursuant to the exercise of options under the approved employee stock option schemes.
7	During the year ended March 31, 2018, the Bank raised Additional Tier 1 Capital bonds of ₹8,000 crore and Tier 2 Capital bonds of ₹2,000 crore.
8	The Board of Directors of the Bank, at their meeting held on December 20, 2017 approved the raising of funds aggregating up to ₹24,000 crore, of which an amount up to a maximum of ₹8,500 crore shall be through the issuance of equity shares of face value of ₹2/- each pursuant to a preferential issue to Housing Development Finance Corporation Limited (the Bank’s promoters) and the balance shall be through the issuance of equity shares/ convertible securities/ depository receipts pursuant to a Qualified Institutions Placement (QIP)/ American Depository Receipts (ADR)/ Global Depository Receipt (GDR) program. The said raising of funds was approved by the shareholders of the Bank at its Extra Ordinary General meeting held on January 19, 2018 and is subject to the receipt of all relevant regulatory approvals.
9	In accordance with RBI guidelines, banks are required to make Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. The Bank’s Pillar 3 disclosures are available on its website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. These Pillar 3 disclosures have not been subjected to audit or review by the statutory auditors.
10	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts previously written off.
11	Other operating expenses include commission paid to sales agents of ₹660.44 crore (previous period: ₹508.65 crore) and ₹2,427.96 crore (previous year: ₹1,906.80 crore) for the quarter and year ended March 31, 2018 respectively.
12	RBI circular DBR.No.BP.BC.102/21.04.048/2017-18 dated April 2, 2018 grants banks an option to spread provisioning for mark to market losses on investments held in AFS and HFT for the quarters ended December 31, 2017 and March 31, 2018. The circular states that the provisioning for each of these quarters may be spread equally over up to four quarters, commencing with the quarter in which the loss was incurred. The Bank has recognised the entire net mark to market loss on investments in the respective quarters and has not availed of the said option.
13	As at March 31, 2018, the total number of banking outlets and ATMs were 4,787 and 12,635 respectively.
14	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
15	₹10 lac = ₹1 million

₹10 million = ₹1 crore

Place : Mumbai	Aditya Puri
Date : April 21, 2018	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

HDFC BANK LIMITED GROUP

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2018

			(₹ in lacs)
	Particulars	Year ended 31-03-2018	Year ended 31-03-2017
		Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	8528785	7327136
	a) Interest / discount on advances / bills	6765890	5598618
	b) Income on Investments	1622979	1595156
	c) Interest on balances with Reserve Bank of India and other inter bank funds	54062	54486
	d) Others	85854	78876
2	Other Income	1605660	1287763
3	TOTAL INCOME (1)+(2)	10134445	8614899
4	Interest Expended	4238148	3804158
5	Operating Expenses (i)+(ii)	2392722	2075107
	i) Employees cost	919390	850470
	ii) Other operating expenses	1473332	1224637
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	6630870	5879265
7	Operating Profit before Provisions and Contingencies (3)-(6)	3503575	2735634
8	Provisions (Other than tax) and Contingencies	657182	399081
9	Exceptional Items	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	2846393	2336553
11	Tax Expense	990308	807812
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	1856085	1528741
13	Extraordinary items (net of tax expense)	—	—
14	Net Profit / (Loss) for the year (12)-(13)	1856085	1528741
15	Minority Interest	5134	3672
16	Share in profits of associates	52	234
17	Consolidated Profit / (Loss) for the year attributable to the Group (14)-(15)+(16)	1851003	1525303
18	Paid up equity share capital (Face Value of ₹2/- each)	51902	51251
19	Reserves excluding revaluation reserves	10908011	9128144
20	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil
	(ii) Earnings per share (₹)
	(a) Basic EPS before & after extraordinary items (net of tax expense)	71.7	60.0
	(b) Diluted EPS before & after extraordinary items (net of tax expense)	70.8	59.2

Consolidated Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Group is as under:

			(₹ in lacs)
Particulars		Year ended 31-03-2018	Year ended 31-03-2017
		Audited	Audited
1	Segment Revenue
a)	Treasury	1984137	2032618
b)	Retail Banking	7384305	6614750
c)	Wholesale Banking	4150413	3258785
d)	Other banking operations	1814193	1359323
	Total	15333048	13265476
	Less: Inter Segment Revenue	5198603	4650577

	Income from Operations	10134445	8614899

2	Segment Results
a)	Treasury	154000	165911
b)	Retail Banking	997172	843216
c)	Wholesale Banking	1172051	1012304
d)	Other banking operations	725451	459177
e)	Unallocated	(202281)	(144055)

	Total Profit Before Tax, Minority Interest & Earnings from Associates	2846393	2336553

3	Segment Assets
a)	Treasury	35089438	26335640
b)	Retail Banking	37190659	29582892
c)	Wholesale Banking	29704057	27214883
d)	Other banking operations	7684735	5570983
e)	Unallocated	649728	530018

	Total	110318617	89234416

4	Segment Liabilities
a)	Treasury	5534970	3873249
b)	Retail Banking	59878546	52579290
c)	Wholesale Banking	27028720	19125490
d)	Other banking operations	3967293	2902368
e)	Unallocated	2913542	1545480

	Total	99323071	80025877

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	29554468	22462391
b)	Retail Banking	(22687887)	(22996398)
c)	Wholesale Banking	2675337	8089393
d)	Other banking operations	3717442	2668615
e)	Unallocated	(2263814)	(1015462)

	Total	10995546	9208539

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Consolidated Statement of Assets and Liabilities as at March 31, 2018 is given below.

		(₹ in lacs)
Particulars	As at 31-03-2018	As at 31-03-2017
CAPITAL AND LIABILITIES	Audited	Audited
Capital	51902	51251
Reserves and Surplus	10908011	9128144
Minority Interest	35633	29144
Deposits	78837514	64313425
Borrowings	15644208	9841564
Other Liabilities and Provisions	4841349	5870888

Total	110318617	89234416

ASSETS
Cash and balances with Reserve Bank of India	10468821	3791055
Balances with Banks and Money at Call and Short notice	1837335	1140057
Investments	23846092	21077711
Advances	70003384	58548099
Fixed Assets	381056	381470
Other Assets	3781929	4296024

Total	110318617	89234416

2	The above results represent the consolidated financial results for HDFC Bank Limited and its subsidiaries constituting the ‘Group’ and the ‘Group’s’ share of profits in an associate. These results have been approved by the Board of Directors of the Bank at its meeting held on April 21, 2018. There are no qualifications in the auditor’s report for the year ended March 31, 2018. The information presented above is extracted from the audited consolidated financial statements.
3	The above results are prepared in accordance with the principles set out in Accounting Standard 21- Consolidated Financial Statements and Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements as prescribed by The Institute of Chartered Accountants of India.
4	The Group has consistently applied its significant accounting policies in the preparation of its annual financial statements during the years ended March 31, 2018 and March 31, 2017.
5	In terms of revised Accounting Standard (AS) 4 ‘Contingencies and Events occurring after the Balance sheet date’ as notified by the Ministry of Corporate Affairs through amendments to Companies (Accounting Standards) Amendment Rules, 2016, the Group has not appropriated proposed dividend (including tax) aggregating ₹4,092.48 crore (previous year ₹3,408.54 crore) from Statement of Profit and Loss for the year ended March 31, 2018. However, the effect of the proposed dividend has been reckoned by the Group in determining capital funds in the computation of capital adequacy ratio as at March 31, 2018 and March 31, 2017.
6	In accordance with RBI guidelines, banks are required to make Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. The Bank’s Pillar 3 disclosures are available on its website at the following link: http://www.hdfcbank.com/ aboutus/ basel_disclosures/ default.htm. These Pillar 3 disclosures have not been subjected to audit or review by the statutory auditors.
7	Figures of the previous year have been regrouped / reclassified wherever necessary to conform to current year classification.
8	₹10 lac = ₹1 million

₹10 million = ₹1 crore

Place : Mumbai	Aditya Puri
Date : April 21, 2018	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND YEAR ENDED

MARCH 31, 2018

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and full year ended March 31, 2018, at their meeting held in Mumbai on Saturday, April 21, 2018. The accounts have been subjected to an audit by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2018

The Bank’s total income for the quarter ended March 31, 2018 was ₹25,549.7 crore, up from ₹21,560.7 crore for the quarter ended March 31, 2017. Net revenues (net interest income plus other income) increased by 19.1% to ₹14,886.3 crore for the quarter ended March 31, 2018 from ₹12,501.4 crore in the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2018 grew by 17.7% to ₹10,657.7 crore, from ₹9,055.1 crore for the quarter ended March 31, 2017, driven by average asset growth of 16.9% and a core net interest margin for the quarter of 4.3%.

Other income (non-interest revenue) at ₹4,228.6 crore was 28.4% of the net revenues for the quarter ended March 31, 2018 and grew by 22.7% over ₹3,446.3 crore in the corresponding quarter ended March 31, 2017. The four components of other income for the quarter ended March 31, 2018 were fees & commissions of ₹3,329.7 crore (₹2,523.0 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹416.4 crore (₹356.7 crore for the corresponding quarter of the previous year), loss on revaluation / sale of investments of ₹22.0 crore (gain of ₹180.4 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹504.5 crore (₹386.2 crore for the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

Operating expenses for the quarter ended March 31, 2018 were ₹6,050.6 crore, an increase of 15.9% over ₹5,222.0 crore during the corresponding quarter of the previous year. The core cost-to-income ratio for the quarter was at 40.6% as against 42.4% for the corresponding quarter ended March 31, 2017.

Provisions and contingencies for the quarter ended March 31, 2018 were ₹1,541.1 crore (consisting of specific loan loss provisions ₹1,132.5 crore, general provisions ₹153.4 crore, and other provisions ₹255.3 crore) as against ₹1,261.8 crore (consisting of specific loan loss provisions ₹977.9 crore, general provisions ₹280.3 crore, and other provisions ₹3.6 crore) for the quarter ended March 31, 2017. Profit before tax for the quarter ended March 31, 2018 was up 21.2% to ₹7,294.6 crore.

After providing ₹2,495.3 crore for taxation, the Bank earned a net profit of ₹4,799.3 crore, an increase of 20.3% over the quarter ended March 31, 2017.

Profit & Loss Account: Year ended March 31, 2018

For the year ended March 31, 2018, the Bank earned total income of ₹95,461.7 crore. Net revenues (net interest income plus other income) for the year ended March 31, 2018 were ₹55,315.2 crore, up by 21.7% over ₹45,435.7 crore for the year ended March 31, 2017. For the year ended March 31, 2018, the core net interest margin was 4.3%. Core cost to income ratio was at 41.7% for the year ended March 31, 2018, as against 44.5% for the previous year.

The Bank’s net profit for year ended March 31, 2018 was ₹17,486.8 crore, up 20.2%, over the year ended March 31, 2017.

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

Balance Sheet: As of March 31, 2018

Total balance sheet size as of March 31, 2018 was ₹1,063,934 crore as against ₹863,840 crore as of March 31, 2017.

Total deposits as of March 31, 2018 were ₹788,771 crore, an increase of 22.5% over March 31, 2017. As of March 31, 2018 current account deposits were at ₹119,283 crore and savings account deposits at ₹223,810 crore grew by 15.6% over March 31, 2017. Time deposits were at ₹445,678 crore, an increase of 33.2% over the previous year, resulting in CASA deposits comprising 43.5% of total deposits as on March 31, 2018.

Total advances as of March 31, 2018 were ₹658,333 crore, an increase of 18.7% over March 31, 2017. This loan growth was contributed by both segments of the Bank’s loan portfolio with the loan mix between retail:wholesale at 57:43. As per regulatory [Basel 2] segment classification, retail loans grew by 27.4% and wholesale loans grew by 9.4%.

Capital Adequacy

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 14.8% as on March 31, 2018 (14.6% as on March 31, 2017) as against a regulatory requirement of 10.875% including Capital Conservation Buffer of 1.875%. Tier 1 CAR was at 13.2% as of March 31, 2018 compared to 12.8% as of March 31, 2017. Common Equity Tier 1 Capital ratio was at 12.2% as of March 31, 2018. Risk-weighted Assets were at ₹800,126 crore (as against ₹640,030 crore as at March 31, 2017).

DIVIDEND

The Board of Directors recommended a dividend of ₹13 per equity share of ₹2 for the year ended March 31, 2018, as against ₹11 per equity share of ₹2 for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.

NEWS RELEASE	HDFC Bank Ltd.
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NETWORK

As of March 31, 2018, the Bank’s distribution network was at 4,787 banking outlets and 12,635 ATMs across 2,691 cities / towns as against 4,715 banking outlets and 12,260 ATMs across 2,657 cities / towns as of March 31, 2017. Of the total banking outlets, 53% are in semi-urban and rural areas. Number of employees were at 88,253 as of March 31, 2018 (as against 84,325 as of March 31, 2017).

ASSET QUALITY

Gross non-performing assets were at 1.30% of gross advances as on March 31, 2018, as against 1.29% as on December 31, 2017 and 1.05% as on March 31, 2017. Net non-performing assets were at 0.4% of net advances as on March 31, 2018. The Bank held floating provisions of ₹1,451 crore as on March 31, 2018.

SUBSIDIARIES

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on March 31, 2018, the Bank held 97.7% stake in HSL.

For the year ended March 31, 2018, HSL’s total income grew by 42.5% to ₹788.3 crore. Net profit for the year was ₹344.4 crore, a growth of 59.5% over ₹215.9 crore in the previous year.

As on March 31, 2018 HSL had 259 branches across 171 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-bank finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on March 31, 2018, the Bank held 95.9% stake in HDBFSL.

As on March 31, 2018, HDBFSL’s balance sheet size was at ₹44,754 crore. The total loan book grew by 34.9% to ₹43,573 crore as on March 31, 2018 (as against ₹32,292 crore as of March 31, 2017).

For the year ended March 31, 2018, HDBFSL’s net interest income grew by 36.9% to ₹2,788.9 crore (as against ₹2,037.2 crore in the previous year). The net profit for the year ended March 31, 2018 was ₹951.7 crore compared to ₹684.2 crore in the previous year, a growth of 39.1%.

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

As on March 31, 2018, HDBFSL had 1,165 branches across 831 cities / towns.

Gross NPAs were at 1.6% of gross advances and net NPAs were at 1.0% of net advances as on March 31, 2018. Total CAR was at 17.9% with Tier-I CAR at 13.2%.

CONSOLIDATED FINANCIAL RESULTS

The consolidated net profit for the year ended March 31, 2018 was ₹18,510.0 crore, up 21.4%, over the year ended March 31, 2017. Consolidated advances grew by 19.6% from ₹585,481 crore as on March 31, 2017 to ₹700,034 crore as on March 31, 2018.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

NEWS RELEASE	HDFC Bank Ltd.
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com